April 16, 2020

Moshe Eisenberg
Chief Financial Officer
Camtek Ltd.
Ramat Gavriel Industrial Zone,
P.O. Box 544,
Migdal Ha'Emek Israel

       Re: Camtek Ltd.
           Registration Statement on Form F-3
           Filed April 14, 2020
           File No. 333-237680

Dear Mr. Eisenberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Richard H. Gilden, Esq.